Exhibits 19.5

19.5 Exhibit 7

Philips Group

Unaudited calculation of ratio of earnings to fixed charges in millions of EUR unless otherwise stated

2010 - 2014

	2010	2011		2012	2013	2014

Income (loss) before taxes	1,395	(872)		263	1,525	185
Fixed charges	362	353		401	366	338
Dividend received from associates	19	44		15	6	41

Total earnings	1,776	(475)		679	1,897	564

Interest paid to third party on loans and borrowings	263	245		271	245	224
Costs related to indebtedness	16	14		12	9	9
Interest included in capital lease payments	2	3		7	7	7
One third of rental expense (being that portion of rental expense representative of the interest factor)	81	91		111	105	98

Total fixed charges	362	353		401	366	338

Ratio of earnings to fixed charges	4.9	828	1)	1.7	5.2	1.7

1)	The dollar amount of the deficiency

Annual Report 2014      293